COVER LETTER

October 19, 2012

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Canyon Gold Corp.
Amendment No. 7 to
Form S-1 (Filed October 5, 2012)
SEC File No. 333-177903

Dear Mr. Reynolds:

In response to your letter dated October 18, 2012, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Canyon Gold Corp. (“Canyon Gold” or the “Company”) and is based solely upon representations made, and documents and information provided by the Company.  Amendment No. 7 to the Registration Statement on Form S-1 is being filed concurrently with this letter.    The Company has made certain changes in the Amendment in response to the Staff’s comments as described below.

Form S-1
General

Comment 1.
We note that you reference a National Instrument 43-101 technical report throughout your filing.  Referring to your report as a National Instrument 43-101 technical report implies that the report has been submitted on the Sedar website for review by the Canadian authorities.  Please tell us if your National Instrument 43-101 technical report has been submitted on the Sedar website and, if not, revise to refer to your report as a technical or geology report.

Response to Comment 1:  Please be informed that the NI 43.101 Technical Report referenced in the prospectus has not been filed on the Sedar website.  The Company believes that such filing is presently not necessary.  However, in response to your comment, we have revised the prospectus throughout to change any reference to the NI 43.101 Technical Report to the “final geology report”. We believe this should satisfy your comment.  A copy of the report was delivered previously as supplemental information to our filing of Amendment No. 6 on October 5, 2012.

Please continue your review of the Form S-1.  We respectfully request that following your review, your will accept the Company’s written request for acceleration of the effective date of the registration statement.

We intend to deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience. Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Delbert G. Blewett at del.b32@gmail.com.

Yours truly,

Leonard E. Neilson

Leonard E. Neilson
:ae
Attachments
cc:  Delbert G. Blewett, President, Canyon Gold Corp.